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CUSIP NO. 64121A107                   13G                           PAGE 1 OF 17
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*




                             Network Engines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    64121A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

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CUSIP NO. 64121A107                   13G                           PAGE 2 OF 17
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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Harry T. Rein
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 64121A107                   13G                           PAGE 3 OF 17
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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Henry Street Associates, LLC
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Liability Company
------- ------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 64121A107                   13G                           PAGE 3 OF 17
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Item 1(a).     Name of Issuer
               --------------
               Network Engines, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------
               25 Dan Road
               Canton, MA  02021

Item 2(a).     Name of Person Filing
               ---------------------
               This statement is filed by Canaan Equity II L.P. ("CE II"), a Delaware limited partnership, Canaan Equity II L.P. (QP) ("CE II QP"), a Delaware limited partnership, Canaan Equity II Entrepreneurs, LLC ("Entrepreneurs"), a Delaware limited liability company, Canaan Equity Partners II LLC ("CEP II"), a Delaware limited liability company and the General Partner of CE II and CE II QP and the Manager of Entrepreneurs, Harry T. Rein, John V. Balen, James C. Furnivall, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo, Eric A. Young, Charmers Landing LLC ("Charmers"), a Delaware limited liability company, Henry Street Associates, LLC ("Henry"), a Delaware limited liability company, Stonehenge LLC ("Stone"), a Delaware limited liability company, and Waubeeka LLC ("Waubeeka") a Delaware limited liability company. The sole managers of Charmers, Henry, Stone, and Waubeeka are Stephen L. Green, Harry T. Rein, Gregory Kopchinsky and Guy M. Russo, respectively. CE II, CE II QP, Entrepreneurs, CEP II, Messrs. Balen, Furnivall, Green, Kamra, Kopchinsky, Russo and Young (who serve as Managers of CEP II), and Mr. Rein, Charmers, Henry, Stone and Waubeeka are collectively referred to as the "Reporting Persons".


Item 2(b).     Address of Principal Business Office or, if None, Residence
               -----------------------------------------------------------
               Except in the case of Harry T. Rein, Henry, John V. Balen, Deepak Kamra and Eric A. Young, the principal business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853. The principal business address of John V. Balen, Deepak Kamra and Eric A. Young is 2884 Sand Hill Road, Suite 115, Menlo Park, CA 94025. The principal business address of Harry T. Rein and Henry is 174 Turtleback Road, New Canaan, CT 06841.

Item 2(c).     Citizenship
               -----------
               Each of CE II and CE II QP, is a limited partnership organized under the laws of Delaware. Each of Entrepreneurs, CEP II, Charmers, Henry, Stone and Waubeeka is a limited liability company organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

Item 2(d).     Title of Class of Securities
               ----------------------------
               This Schedule 13G report relates to the Common Stock, par value $.01 ("Common Stock") of Network Engines, Inc. ("the Company").

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CUSIP NO. 64121A107                   13G                           PAGE 5 OF 17
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Item 2(e).     CUSIP Number
               -----------
               CUSIP number 64121A107

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
               ----------------------------------------------------------

            (a) [_] Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).

            (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

            (c) [_] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) [_] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e) [_] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [_] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

               None.

Item 4.        Ownership
               ---------
(a)            Amount Beneficially Owned

               As of December 31, 2002, (i) CE II is the record holder of 1,161,350 shares of Common Stock, (ii) CE II QP is the record holder of 519,502 shares of Common Stock, and (iii) Entrepreneurs is the record holder of 92,197 shares of Common Stock. As the General Partner of CE II and CE II QP and the Manager of Entrepreneurs, CEP II may be deemed to own beneficially 1,773,049 shares of Common Stock (the "Record Shares"). By virtue of their relationship as affiliated limited partnerships, who have overlapping general partners and managers, each of CE II, CE II QP and Entrepreneurs may be deemed to own beneficially the Record Shares. As individual managers of CEP II, Messrs. Balen, Furnivall, Green, Kamra, Kopchinsky, Russo and Young may also be deemed to own beneficially the Record Shares.

               As of December 31, 2002, Mr. Furnivall is also the record owner of 1,800 shares of Common Stock.

               By virtue of the contractual relationship between Charmers and Mr. Green, its sole manager, Charmers may also be deemed to own beneficially the Record Shares and the shares held of record by Mr. Green, and Mr. Green may also be deemed to own beneficially the shares held of record by Charmers. By virtue of the

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CUSIP NO. 64121A107                   13G                           PAGE 6 OF 17
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               contractual relationship between Stone and Mr. Kopchinsky, its sole manager, Stone may also be deemed to own beneficially the Record Shares and the shares held of record by Mr. Kopchinsky, and Mr. Kopchinsky may also be deemed to own beneficially the shares held of record by Stone. By virtue of the contractual relationship between Waubeeka and Mr. Russo, its sole manager, Waubeeka may also be deemed to own beneficially the Record
               Shares.

(b)            Percent of Class:

               Each Reporting Person: 5.8%. The foregoing percentage is based on the 30,534,700 shares of Common Stock reported to be outstanding in the Annual Report on Form 10-K of the Issuer for the year ended September 30, 2002.

(c)            Number of shares to which such person has:

                                             NUMBER OF SHARES
                           ---------------------------------------------------
(c)  Reporting Person         (i)           (ii)         (iii)         (iv)
     -----------------     ---------     ---------     ---------     ---------
CE II                      1,161,350       611,699     1,161,350     1,161,350
CE II QP                     519,502     1,253,547       519,502     1,253,547
Entrepreneurs                 92,197     1,680,852        92,197     1,680,852
CEP II                             0     1,773,049             0     1,773,049

John V. Balen                      0     1,773,049             0     1,773,049
James C. Furnivall             1,800     1,773,049         1,800     1,773,049
Stephen L. Green                   0     1,773,049             0     1,773,049
Deepak Kamra                       0     1,773,049             0     1,773,049
Gregory Kopchinsky                 0     1,773,049             0     1,773,049
Guy M. Russo                       0     1,773,049             0     1,773,049
Eric A. Young                      0     1,773,049             0     1,773,049
Charmers                           0     1,773,049             0     1,773,049
Stone                              0     1,773,049             0     1,773,049
Waubeeka                           0     1,773,049             0     1,773,049

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------
               Not Applicable.

               Harry T. Rein and Henry are no longer Reporting Persons and ceased to own beneficially more than 5% of the outstanding common stock of the Issuer as of December 31, 2002.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person
               ---------------------------------------------------------------
               Not applicable.

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CUSIP NO. 64121A107                   13G                           PAGE 7 OF 17
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Item 7.        Identification and Classification of the Subsidiary which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company
               -------
               Not applicable.

Item 8.        Identification and Classification of Members of the Group
               ---------------------------------------------------------
               Each of the Reporting Persons expressly disclaims membership in a "Group" as defined in Rule 13d-1 (b) (ii) (J).

Item 9.        Notice of Dissolution of Group
               ------------------------------
               Not applicable.

Item 10.       Certification
               -------------
               Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 14, 2001 AND ON AMENDMENT NO. 1 TO THE SCHEDULE 13G DATED AS OF FEBRUARY 12, 2002, WHICH WERE FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER REMAIN UNCHANGED.

DATE:  February 12, 2003

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CUSIP NO. 64121A107                   13G                           PAGE 8 OF 17
===================                                                 ============


                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Canaan Equity II L.P.

By:        Canaan Equity Partners II LLC
           Its General Partner

By:                     *
           ------------------------------------
           Manager

Canaan Equity II L.P. (QP)

By:        Canaan Equity Partners II LLC
           Its General Partner

By:                     *
           ------------------------------------
           Manager

Canaan Equity II Entrepreneurs LLC

By:        Canaan Equity Partners II LLC
           Its Manager

By:                     *
           ------------------------------------
           Manager

Canaan Equity Partners II LLC

By:                     *
           ------------------------------------
           Manager


                        *
-----------------------------------------------
Harry T. Rein

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CUSIP NO. 64121A107                   13G                           PAGE 9 OF 17
===================                                                 ============


                        *
-----------------------------------------------
John V. Balen


                        *
-----------------------------------------------
James C. Furnivall


                        *
-----------------------------------------------
Stephen L. Green


                        *
-----------------------------------------------
Deepak Kamra


                        *
-----------------------------------------------
Gregory Kopchinsky


                        *
-----------------------------------------------
Guy M. Russo


                        *
-----------------------------------------------
Eric A. Young


Charmers Landing LLC

By:                     *
           ------------------------------------
           Manager

Henry Street Associates, LLC

By:                     *
           ------------------------------------
           Manager

Stonehenge LLC

By:                     *
           ------------------------------------
           Manager

Waubeeka LLC

By:                     *
           ------------------------------------
           Manager

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CUSIP NO. 64121A107                   13G                          PAGE 10 OF 17
===================                                                =============


                                    *By:           /s/  Guy M. Russo
                                          ------------------------------------
                                             Guy M. Russo
                                             Attorney-in-Fact


----------------------------------------------------------------------------
This Schedule 13G was executed by Guy M. Russo pursuant to Powers of Attorney a copy of which is filed herewith as Exhibit 2.

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CUSIP NO. 64121A107                   13G                          PAGE 11 OF 17
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                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Network Engines, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.


Canaan Equity II L.P.

By:        Canaan Equity Partners II LLC
           Its General Partner

By:                     *
           ------------------------------------
           Manager

Canaan Equity II L.P. (QP)

By:        Canaan Equity Partners II LLC
           Its General Partner

By:                     *
           ------------------------------------
           Manager

Canaan Equity II Entrepreneurs LLC

By:        Canaan Equity Partners II LLC
           Its Manager

By:                     *
           ------------------------------------
           Manager

Canaan Equity Partners II LLC

By:                     *
           ------------------------------------
           Manager


                        *
-----------------------------------------------
Harry T. Rein

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CUSIP NO. 64121A107                   13G                          PAGE 12 OF 17
===================                                                =============


                        *
-----------------------------------------------
John V. Balen


                        *
-----------------------------------------------
James C. Furnivall


                        *
-----------------------------------------------
Stephen L. Green


                        *
-----------------------------------------------
Deepak Kamra


                        *
-----------------------------------------------
Gregory Kopchinsky


                        *
-----------------------------------------------
Guy M. Russo


                        *
-----------------------------------------------
Eric A. Young

Charmers Landing LLC

By:                     *
           ------------------------------------
           Manager

Henry Street Associates, LLC

By:                     *
           ------------------------------------
           Manager

Stonehenge LLC

By:                     *
           ------------------------------------
           Manager

Waubeeka LLC

By:                     *
           ------------------------------------
           Manager

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CUSIP NO. 64121A107                   13G                          PAGE 13 OF 17
===================                                                =============

                                    *By:           /s/  Guy M. Russo
                                          -----------------------------
                                             Guy M. Russo
                                             Attorney-in-Fact



----------------------------------------------------------------------------
This Schedule 13G was executed by Guy M. Russo pursuant to Powers of Attorney a copy of which is filed herewith as Exhibit 2.

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CUSIP NO. 64121A107                   13G                          PAGE 14 OF 17
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                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Guy M. Russo his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Canaan Equity II L.P., Canaan Equity II L.P. (QP), Canaan Equity II Entrepreneurs LLC and Canaan Equity Partners II LLC pursuant to the Securities Act of 1933, as amended, (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act, the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby, and ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP NO. 64121A107                   13G                          PAGE 15 OF 17
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            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the
14th day of February, 2001.


CANAAN EQUITY II L.P.

By:  Canaan Equity Partners II LLC
        Its General Partner

By:     /s/ Harry T. Rein
      -----------------------------------------
        Member/Manager

CANAAN EQUITY II L.P. (QP)

By:  Canaan Equity Partners II LLC
        Its General Partner

By:     /s/ Harry T. Rein
      -----------------------------------------
        Member/Manager

CANAAN EQUITY II ENTREPRENEURS LLC

By:  Canaan Equity Partners II LLC
        Its General Partner

By:     /s/ Harry T. Rein
      -----------------------------------------
        Member/Manager

CANAAN EQUITY PARTNERS II LLC

By:     /s/ Harry T. Rein
      -----------------------------------------
        Member/Manager


  /s/ Harry T. Rein
-----------------------------------------------
Harry T. Rein


  /s/ John V. Balen
-----------------------------------------------
John V. Balen


  /s/ James C. Furnivall
-----------------------------------------------
James C. Furnivall

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CUSIP NO. 64121A107                   13G                          PAGE 16 OF 17
===================                                                =============



  /s/ Stephen L. Green
-----------------------------------------------
Stephen L. Green


  /s/ Deepak Kamra
-----------------------------------------------
Deepak Kamra


  /s/ Guy M. Russo
-----------------------------------------------
Guy M. Russo


  /s/ Gregory Kopchinsky
-----------------------------------------------
Gregory Kopchinsky


  /s/ Eric A. Young
-----------------------------------------------
Eric A. Young

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CUSIP NO. 64121A107                   13G                          PAGE 17 OF 17
===================                                                =============



            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2002.


Charmers Landing LLC

By:          /s/ Stephen L. Green
           ------------------------------------
           Manager

Henry Street Associates, LLC

By:          /s/ Harry T. Rein
           ------------------------------------
           Manager

Stonehenge LLC

By:          /s/ Gregory Kopchinsky
           ------------------------------------
           Manager

Waubeeka LLC

By:          /s/ Guy M. Russo
           -------------------------------------
           Manager